EXHIBIT 12.1

	Visteon Corporation and Subsidiaries
	COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	(in millions)
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31	December 31
	2017	2016	2015	2014	2013
Earnings
Income/(loss) before income taxes, non-controlling interest, discontinued operations	$223	$161	$69	$(43)	$611
Earnings of non-consolidated affiliates	(7)	(2)	(7)	(2)	(202)
Cash dividends received from non-consolidated affiliates	—	1	3	17	187
Fixed charges	32	30	43	58	64
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(17)	(18)	(37)	(59)	(38)
Earnings	$231	$172	$71	$(29)	$622

Fixed Charges
Interest and related charges on debt	$21	$18	$25	$37	$46
Portion of rental expense representative of the interest factor	11	12	18	21	18
Fixed charges	$32	$30	$43	$58	$64

Ratios
Ratio of earnings to fixed charges *	7.22	5.73	1.65	N/A	9.78

* For the years ended December 31, 2014, fixed charges exceeded earnings by $87 million resulting in a ratio of less than one.